

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2017

Anthony G. Petrello
Chairman, President and Chief Executive Officer
Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067

> **Re: Nabors Industries, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 7, 2017**
> **File No. 333-218578**

Dear Mr. Petrello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Brett Nadritch, Esq.
Charles Conroy, Esq.
Milbank, Tweed, Hadley & McCloy LLP